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+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

       American Honda Motor Co., Inc.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

       1919 Torrance Boulevard
    ----------------------------------------------------------------------------
                                   (Street)

       Torrance                       CA                              90501
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)            August 8, 2000
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  XM Satellite Radio Holdings Inc.
                                                          (XMSR)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

        Director        Officer              X  10% Owner(1)     Other
    ---             --- (give title below)  ---              --- (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

      X  Form Filed by One Reporting Person
     ---
         Form filed by More than One Reporting Person
     ---

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
8.25% Series C Convertible     8/8/00    None   Class A Common Stock,   1,886,792       $26.50             D
Redeemable Preferred Stock,                        par value $0.01
par value $0.01
------------------------------------------------------------------------------------------------------------------------------------

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
Explanation of Responses:

(1) American Honda Motor Co., Inc. ("American Honda") is a party to an Amended and Restated Shareholders Agreement (the "Shareholders Agreement"), dated as of August 8, 2000, by and among the Issuer and certain shareholders named therein which hold in the aggregate over 10% of the Issuer's outstanding Class A Common Stock, after giving effect to the optional conversion of all of such shareholders' shares of 8.25% Series C Convertible Redeemable Preferred Stock. The Shareholders Agreement was filed as Exhibit 10.1 to the Issuer's Registration Statement on Form S-1/A (File Number 333-39176).

                           /s/ Shinichi Sakamoto             August 21, 2000
                        ------------------------------      -----------------
                        **Signature of Reporting Person            Date
                          Name:  Shinichi Sakamoto
                          Title: Vice President - Finance & Treasurer


    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

                                                                     Page 2 of 2
                                                                 SEC 1473 (3-99)